[Letterhead of Wachtell, Lipton, Rosen & Katz]

August 25, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Division of Corporation Finance, Office of Manufacturing
Washington, D.C. 20549
Attention: Mr. Matthew Crispino

Re:	Stratasys Ltd.
Amendment No. 1 to Registration Statement on Form F-4
Filed August 23, 2023
File No. 333-272759

Dear Mr. Crispino:

On behalf of our client, Stratasys Ltd. (the “Company”), set forth below is the response of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), communicated telephonically on August 24, 2023, with respect to the above-referenced Registration Statement on Form F-4 (the “Registration Statement”).  For the Staff’s convenience, a description of the Staff’s comment is set forth below in bold, followed by the Company’s response.  In connection with this letter, an amendment to the Registration Statement (“Amendment No. 2”) has been submitted to the Commission on the date hereof.

Background of the Merger, page 90

1.
Please revise your disclosure regarding the August 22, 2023 meeting with 3D Systems to provide additional details regarding the particular areas of concern that were communicated to 3D Systems during the meeting.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 109-110 of the Amendment No. 2.

If you have any questions or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at (212) 403-1122.

Sincerely,

/s/ Viktor Sapezhnikov
Viktor Sapezhnikov

cc:	Vered Ben Jacob, Adv., Chief Legal Officer, Stratasys Ltd.
Eitan Zamir, Chief Financial Officer, Stratasys Ltd.

Adam O. Emmerich, Esq., Wachtell, Lipton, Rosen & Katz

J. David Chertok, Adv., Meitar Law Offices
Jonathan M. Nathan, Adv., Meitar Law Offices
Jonathan Atha, Adv., Meitar Law Offices